Mail Stop 4720   January 15, 2010

Greg Wujek
President and Chief Executive Officer
PhytoMedical Technologies, Inc.
100 Overlook Drive, 2nd Floor
Princeton, New Jersey, 08540

> **Re: PhytoMedical Technologies, Inc.**
> **Information Statement on Schedule 14C**
> **Filed January 7, 2010**
> **File No. 000-28790**

Dear Mr. Wujek:

        This is to advise you that we have limited our review of the above proxy statement to the issue identified below. We will make no further review of this filing.

        Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

The Reasons for the Articles Amendment, page 4

1. Please expand your disclosure to disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized for your equity incentive plans for grants to your employees, consultants and directors. To the extent that you do currently have plans, please expand your disclosure to describe these plans.

        As appropriate, please revise your proxy statement in response to this comment. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Riegel at (202) 551-3575 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director